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EXHIBIT 12.1
COMPUTATIONS OF RATIOS OF EARNINGS TO FIXED CHARGES — FAIR ISAAC CORPORATION
(In thousands, except ratio data)

	Year Ended September 30,
	2001	2002	2003	2004	2005
Earnings:
Income before income taxes	$76,853	$53,098	$172,140	$168,815	$194,088

Fixed charges:
Interest expense	122	1,471	10,605	16,942	8,347
Rent expense	3,420	3,997	6,878	8,520	9,143

TOTAL FIXED CHARGES	3,542	5,468	17,483	25,462	17,490

EARNINGS AVAILABLE FOR FIXED CHARGES	$80,395	$58,566	$189,623	$194,277	$211,578

Ratio of earnings to fixed charges (1)	22.70	10.71	10.85	7.63	12.10

(1)	The ratio of earnings to fixed charges has been computed by dividing earnings available for fixed charges (earnings before income taxes plus fixed charges) by fixed charges (interest expense plus portion of rental expense that represents interest).